1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

February 22, 2018

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 636 to the Registration Statement on Form N-1A

Dear Mr. Williamson,

This letter responds to the comments you provided to Kimberly Thomasson of Dechert LLP and me in a telephonic discussion on February 2, 2018, with respect to your review of Post-Effective Amendment No. 636 (“PEA No. 636”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2017. PEA No. 636 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), for the purpose of (i) registering Class R6 Shares of the Goldman Sachs Asia Equity Fund and the Goldman Sachs N-11 Equity Fund (the “N-11 Equity Fund”); (ii) updating disclosure related to changes to the principal investment strategy and risks of the Goldman Sachs Focused International Equity Fund (effective after the close of business on February 27, 2018, the fund’s name will change to the Goldman Sachs International Equity ESG Fund) (the “International Equity ESG Fund”); and (iii) updating disclosure related changes to the investment objective and principal investment strategy of the Goldman Sachs Strategic International Equity Fund) (effective after the close of business on February 27, 2018, the fund’s name will change to the Goldman Sachs International Equity Income Fund) (the “International Equity Income Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

1. Comment: The SEC Staff notes that the Registrant has filed several 485(a) filings recently to add Class R6 Shares to various series. Please confirm that Staff comments given on prior filings have been considered.

Response: The Registrant confirms that Staff comments given on prior filings were considered and incorporated into PEA No. 636 where appropriate.

Prospectus: International Equity ESG Fund

2. Comment: In the “Summary—Principal Risks of the Fund” section, “Issuer Concentration Risk” states that the “Fund intends to invest in up to approximately 50 companies.” This appears to reflect a strategy to invest in a limited number of issuers. If so, please revise the Fund’s principal investment strategy disclosure or explain why the Fund has not done so.

Response: The Registrant has revised the disclosure consistent with this comment.

3. Comment: The Fund’s 80% investment policy states that equity investments may include ETFs, futures contracts and other instruments. Please confirm the Fund will value each applicable derivative instrument based upon its market value for purposes of the 80% policy. Please also ensure that the derivatives-related disclosure in the Prospectus is appropriate for the Fund.

Response: The Registrant confirms that the Fund will value each applicable derivative instrument based upon its market value for purposes of the Fund’s 80% policy. The Registrant also confirms that it believes the Fund’s current derivatives-related disclosure is appropriate.

4. Comment: In the “Investment Management Approach—Principal Investment Strategies” section, please revise the disclosure to include a discussion of the ESG criteria and how the Investment Adviser will analyze companies against its ESG criteria and otherwise make investment decisions (e.g., how will the Investment Adviser analyze earnings quality or the executive management team as part of the ESG criteria). Please explain supplementally how the Investment Adviser’s ESG analysis with respect to the Fund is different than the Investment Adviser’s general investment analysis with respect to other series of the Registrant that are managed by the Investment Adviser.

Response: The Registrant has revised the disclosure consistent with this comment. The Registrant notes that a discussion of the Fund’s ESG criteria is currently included in the “Investment Management Approach—Principal Investment Strategies” section. The Registrant also notes that the Investment Adviser’s ESG analysis is in addition to – rather than different from – the Investment Adviser’s general investment analysis. As described in the revised disclosure, the Investment Adviser analyzes and applies the ESG criteria to each stock in order to develop an ESG score. In constructing the Fund’s portfolio, the Investment Adviser evaluates each stock based on its ESG score. Stocks with higher ESG scores will generally constitute a greater portion of the Fund’s portfolio, whereas stocks with lower ESG scores will generally constitute a smaller portion or may not be included in the Fund’s portfolio.

5. Comment: In the “Investment Management Approach—Principal Investment Strategies” section, please briefly explain the valuation models the Investment Adviser uses and the relative weight given to ESG factors when making investment decisions. Please also clarify whether the Investment Adviser has any constraints in place to guide the portfolio construction process.

Response: The Registrant has revised the disclosure consistent with this comment.

6. Comment: In the “Risks of the Fund” section, “ESG Standards Risk” states that the Fund “will vote proxies in a manner consistent with its ESG criteria.” Please explain how the Fund intends to adhere to this statement and whether it will use tailored proxy voting guidelines. If the Fund will use tailored proxy voting guidelines, please clarify who will be responsible for implementing the guidelines and voting proxies. If the Fund will use the Investment Adviser’s standard proxy voting policies, please explain why the statement with respect to voting proxies consistent with the Fund’s ESG criteria is appropriate.

Response: The Fund intends to vote proxies consistent with the Investment Adviser’s standard proxy voting policy, which considers a number of factors when evaluating ESG shareholder proposals. Also consistent with the proxy voting policy, the Investment Adviser may determine to override a proxy voting recommendation if it determines that the recommendation is not consistent with the Fund’s ESG criteria. A summary of the Investment Adviser’s proxy voting guidelines is available in Appendix B to the Fund’s Statement of Additional Information. Accordingly, the Fund has removed the statement that it “will vote proxies in a manner consistent with its ESG criteria” from the “Risks of the Fund—ESG Standards Risk” section of the Prospectus.

Prospectus: International Equity Income Fund

7. Comment: In the “Summary—Principal Strategy” section, please revise to explain the terms “strong valuation discipline” and “shareholder-oriented management teams.”

Response: The Registrant has revised the disclosure in the “Investment Management Approach—Principal Investment Strategies—GSAM’s Fundamental International Equity Philosophy” section consistent with this comment.

8. Comment: In the “Investment Management Approach—Principal Investment Strategies” section, please enhance the disclosure with respect to how the Investment Adviser makes investment decisions and constructs the Fund’s portfolio.

Response: The Registrant has revised the disclosure consistent with this comment.

Prospectus: International Equity ESG Fund and International Equity Income Fund

9. Comment: Each Fund has a policy to invest at least 80% of its net assets in equity investments of non-U.S. issuers. Please explain supplementally whether the disclosure in the “Investment Management Approach—Principal Investment Strategies—All Funds” section regarding the determination whether an issuer is economically tied to a country other than the United States reflects the factors the Registrant will consider when determining whether an issuer is a non-U.S. issuer for purposes of a Fund’s 80% investment policy.

Response: The Registrant confirms the factors listed in the “Investment Management Approach—Principal Investment Strategies—All Funds” section regarding the determination whether an issuer is economically tied to a country other than the United States reflects the factors the Registrant will consider when determining whether an issuer is a non-U.S. issuer for purposes of a Fund’s 80% investment policy.

SAI: N-11 Equity Fund

10. Comment: In the “Investment Restrictions” section, briefly explain how the N-11 Equity Fund’s concentration policy does not give the Fund an impermissible level of flexibility to concentrate in a particular industry. To the extent that the Fund relies on the First Australia no-action letter, please explain why the Fund’s policy is consistent with First Australia.

Response: The Registrant believes that the Fund’s concentration policy is consistent with Section 8(b)(1) of the Investment Company Act of 1940, as amended, as well as the Staff’s interpretive no-action position in The First Australia Fund, Inc. (pub. avail. July 29, 1999) (“First Australia”). In First Australia, the Staff indicated that a fund may adopt a concentration policy that allows for periods of concentration and non-concentration based on certain criteria defining when the fund will concentrate in an industry. In First Australia, the Staff stated that “Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”

The Registrant believes that the Fund’s concentration policy is described with appropriate detail and includes a clear description of when the Fund may concentrate its investments (i.e., when an industry represents 20% or more of the Fund’s benchmark index at the time of investment). In addition, the Fund’s concentration policy contains the same percentage limitations as the concentration policy at issue in First Australia (i.e., up to 35%).

Cover Letter

11. Comment: Briefly explain how the strategy and risks are changing for the Strategic International Equity Fund and how the Fund has informed investors of these changes. Please also explain the extent to which the Fund’s portfolio will turnover as a result of these changes.

Response: The Registrant notes that changes to the Fund’s investment objective and principal investment strategy are described in the supplement to the Fund’s Prospectus, Summary Prospectus and Statement of Additional Information, filed pursuant to Rule 497 under the Securities Act of 1933 with the SEC on December 15, 2017 (Accession No. 0001193125-17-370229). The supplement provided shareholders with over 60 days’ notice of these changes. The principal risks of the Fund did not change as a result of the change in investment strategy; however, the Fund separately determined to add “Issuer Concentration Risk” as a principal risk of the Fund in connection with the Fund’s annual registration statement review.

The Registrant expects that the change in the Fund’s investment strategy will result in portfolio turnover of approximately 60%, and that the Fund’s annual portfolio turnover going forward will generally be lower than under the Fund’s previous strategy.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander Karampatsos

Alexander Karampatsos

cc:	Joseph McClain, Goldman Sachs Asset Management, L.P.

Brenden Carroll, Dechert LLP

Chelsea Childs, Dechert LLP